Goodwin Procter LLP
Counsellors at Law
100 Northern Avenue
Boston, MA 02110
T: 617.570.1000
F: 617.523.1231

September 22, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.
Washington, D.C. 20549

Attention:  Lisa M. Kohl

Re:	AquaVenture Holdings Limited
Registration Statement on Form S-1
CIK No. 0001422841

Dear Ms. Kohl:

This letter is being supplementally furnished on behalf of AquaVenture Holdings Limited (the “Company”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-207142) (the “Registration Statement”) that was first filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2015.  To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of share compensation expense and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the Company’s initial public offering have communicated to the Company that they expect the proposed price range for the Company’s ordinary shares to be $17 to $21 per share.  The Company expects that it will narrow the above range to a $2 range that would be reflected in the preliminary prospectus prior to the commencement of the roadshow.

The Company notes that the only equity-based compensatory grants it has made within the two-year period of the date of this letter were (i) grants between November 2014 and August 2015 of Class B Profits Interests of AquaVenture Holdings LLC and Options to Purchase Class B Shares of AquaVenture Holdings LLC, and (ii) grants made in November 2014 of Options to Purchase Ordinary Shares of Quench USA Holdings LLC.  Each of these grants was issued with a hurdle price or exercise price, as applicable, that implied an equity valuation of the consolidated company of approximately $495 million.  The proposed price range for the Company’s ordinary shares noted above implies a pre-offering equity valuation range of approximately $322 million to $398 million.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

Enclosures

cc:	Douglas R. Brown, AquaVenture Holdings Limited
Anthony Ibarguen, AquaVenture Holdings Limited
Lee Muller, AquaVenture Holdings Limited
Mark H. Burnett, Goodwin Procter LLP
Gregg L. Katz, Goodwin Procter LLP